FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                  06 March 2007

                             INTERNATIONAL POWER plc
                               (Registrant's name)


                                  Senator House
                            85 Queen Victoria Street
                                 London EC4V 4DP
                                     England
                    (Address of principal executive offices)

           Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or form 40-F.

             Form 20-F.........X........Form 40-F.................

           Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                        Yes.............No......X.......

               If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):





                            International Power plc
           Financial Results for the Full Year ended 31 December 2006

(London - 6 March 2007) International Power today announces its preliminary results for the year ended 31 December 2006 and reports on key developments to date.

Sir Neville Simms, Chairman of International Power, said: "2006 was another successful year for the company in terms of both strong growth in earnings and cash flow, and expansion by acquisitions and greenfield developments. EPS(i) increased 53% driven by significantly higher profitability from Europe and the continued recovery in our US markets. Given this strong performance the Board is recommending a dividend of 7.9p per share, up 75%. The business is well placed for further growth in 2007."

Highlights:
* Strong financial performance
- Profit from operations(i) of GBP773 million (2005: GBP536 million) - up 44%
- EPS(i) of 22.4p (2005: 14.6p) - up 53%
- EPS (inc. exceptional items and specific IAS39 mark to market movements) of 27.6p (2005: 19.4p)
- Free cash flow(ii) of GBP456 million (2005: GBP285 million) - up 60%
- DPS of 7.9p proposed - up 75% from 4.5p in 2005
* 2 GW (gross) of capacity acquired during the year, including first major wind farm acquisition
- Acquisition of 40% of the 910 MW and 30 MIGD (gross) Hidd power and water plant in Bahrain
- Acquisition of 632 MW Coleto Creek power plant, Texas
- Acquisition of 436 MW Levanto onshore wind farm portfolio in Germany and France
- Acquisition of 140 MW Indian Queens peaking plant in the UK
* Greenfield construction programme continues - 1.8 GW (gross) capacity brought online in 2006

All reference to financial performance in this commentary is on a pre-exceptional and pre-specific IAS 39 mark to market movements basis (unless stated otherwise).

Profit from operations(i)                                 Year ended 31 December
                                                            2006           2005
                                                            GBPm             GBPm
North America                                                101             48
Europe                                                       450            283
Middle East                                                   52             24
Australia                                                    124            140
Asia                                                          91            100
Regional total                                               818            595
Corporate costs                                              (45)           (59)
Profit from operations                                       773            536

Notes:
(i) Excluding exceptional items and specific IAS 39 mark to market movements. For analysis and explanation of exceptional items and specific IAS 39 mark to market movements, please see notes 1 and 3 to this statement. The results for the year ended 31 December 2005 are also presented on this basis.
(ii) Free cash flow is set out in note 4 to this statement.

North America

Profit from operations increased to GBP101 million compared to GBP48 million last year. This increase in profitability was driven by an improved performance from the merchant assets and a first time contribution from Coleto Creek, which was acquired in July 2006. EcoElectrica and the other contracted assets, Hartwell and Oyster Creek, also performed well delivering a consistent financial performance.

In Texas and New England, International Power benefited from increased output and improving spark spreads. At Midlothian in Texas, the achieved spark spread increased from $12/MWh to $14/MWh at a load factor of 60% compared to 55% in 2005. The Hays plant, which was mothballed until May 2005, delivered a full year of contribution with an average achieved spark spread of $14/MWh at a 55% load factor. In New England, the achieved spark spread increased significantly from $6/MWh to $12/MWh and our plants in the region ran at a 60% load factor compared to 40% in 2005.

The acquisition of the 632 MW coal fired Coleto Creek plant in Texas was successfully completed in July for a total consideration of $1.14 billion (GBP621 million). Since acquisition the plant has operated with excellent availability of 98% and at a load factor of 98% setting an all time annual generation record in 2006. Construction of the dust emission reduction equipment continues with completion expected in Q2 2007.

For 2007, approximately 55% of our expected merchant CCGT output in Texas and New England has been forward contracted and 95% of Coleto Creek's expected output for 2007 has also been forward contracted.

The Texas and New England markets continue their recovery. Driven by warm weather and a heat wave, 2006 saw new demand peaks in both Texas and New
England. In Texas, peak demand touched 62,339 MW, up 3.5% on 2005, and in New England peak demand reached 28,130 MW, up 4.5% on 2005. With consistent demand growth, Texas and New England will require additional capacity over the next 3-5 years in order to maintain sufficient reserve margins.

In order to encourage new capacity, the system operator in New England has launched a capacity market. The Forward Capacity Market (FCM) started operating in December 2006, and our assets are benefiting from this regime. Under this market incremental payments are made to generators based on plant availability, and from 2010 capacity payments will be determined through planned auctions.

In Texas, reserve margins continue to tighten and this supports the need for capacity additions throughout the State. In 2006, TXU and other generators announced plans to install additional generation capacity of around 14,000 MW to meet growing demand, although 6,900 MW of these additions have since been cancelled. These cancellations are expected to result in a further tightening of reserve margins.

The tightening reserve margin in both Texas and New England provides potential growth opportunities for our business in these markets.

Europe

Profit from operations increased by 59% to GBP450 million, from GBP283 million in 2005. This growth reflects strong contributions from our UK assets, primarily First Hydro, Saltend and Rugeley, and International Power Opatovice in the Czech Republic. Our assets in Iberia, Italy and Turkey are all contracted and continue to deliver good operational and financial performance.

In the UK, power prices were driven by high gas prices during 2006. With its relatively lower and stable fuel (coal) costs, Rugeley benefited from higher power prices and achieved an average dark spread (excluding CO2 costs) of GBP28/ MWh, compared to GBP15/MWh in 2005. First Hydro delivered a strong performance as it benefited from high power price volatility, an improved peak/off peak power price differential, and increased demand for ancillary services. With over 40,000 successful mode changes (the number of times the plant changes from stop to start or from part to full load generation) during the year, an increase of 19% on 2005, and with reliability of almost 100%, operational performance at First Hydro was robust and enabled the plant to capture value from attractive market conditions.

Saltend benefited from a lower than market gas cost in 2006 (secured under the indexed gas contract), and operated at a load factor in excess of 90% during the first half of the year. In the second half, after completing a planned outage in Q3, the original equipment manufacturer advised of a further modification required to the gas turbine following a failure at a third party location. This modification work was completed in Q4 2006 and despite the unplanned outage, Saltend was a key contributor to profit growth in the region.

Profit at Deeside improved as the asset used its high flexibility to capture strong peak prices in 2006. This, together with a planned outage in Q1 accounts for its low load factor, which was more than offset by higher achieved prices.

Given the high level of power prices in 2006, we took the opportunity to forward contract most of the output at both Rugeley and Saltend for 2007 and 2008. For 2007, we have contracted 90% of expected output at Rugeley and 95% at Saltend. For 2008, we have contracted 80% of expected output at Rugeley and Saltend.

The installation of Flue Gas Desulphurisation (FGD) equipment, required to significantly reduce sulphur emissions at Rugeley, is progressing well. The final commissioning of the FGD equipment will be carried out alongside a major planned outage in Q2/Q3 2008. The planned outage and FGD installation will together take approximately 13 weeks, resulting in an expected load factor of 60% in 2008.

The 140 MW oil fired OCGT Indian Queens peaking plant in Cornwall was acquired from AES for GBP32 million and has been integrated into our UK asset portfolio. Since acquisition the asset has performed well and our experience in the balancing and reserve markets should enable us to create additional value from this asset.

In May, International Power acquired a 30% equity interest for a cash consideration of GBP7 million in Opus Energy, an independent supplier of electricity in the UK that focuses on the small business sector. International Power has a call option on the remaining 70% of Opus, exercisable in 2009.

The mild winter in Q4 2006 resulted in lower heat sales in the Czech Republic although this was more than offset by higher power generation sales and increased year on year power prices. This helped International Power Opatovice deliver another strong financial performance.

Construction of FGD and Selective Catalytic Reduction (SCR) equipment at Pego is progressing well and is expected to be completed by mid 2008. As a consequence Pego emissions of SO2 and NOx will be significantly lower than the limits imposed by the EU Large Combustion Plant Directive.

In May, International Power agreed to develop bio-fuel fired plants and Clean Development Mechanism (CDM) projects with BioX Group, one of Europe's leading integrated bio-fuel traders. As part of the agreement, International Power acquired a 10% stake in BioX Group for GBP8 million, and a call option over the remaining 90%, exercisable in 2010.

In November, International Power completed its first major wind farm acquisition through the purchase of the 436 MW Levanto onshore wind farm portfolio from Christofferson Robb & Company (CRC) for an equity investment of GBP129 million (including acquisition costs).

The Levanto wind farm portfolio comprised 286 MW of capacity in operation, 126 MW under construction and 24 MW of fully permitted capacity. Since acquisition, 75 MW of wind farms under construction have reached commercial operation. The acquisition and our partnership with CRC provides the Group with an immediate renewables business of scale and access to a pipeline of development opportunities in Europe.

Middle East

Profit from operations increased to GBP52 million from GBP24 million last year, principally reflecting new capacity coming on stream at Tihama in Saudi Arabia and Ras Laffan B in Qatar, together with a first time contribution from Hidd in Bahrain. The other assets in the region, namely Al Kamil, Shuweihat and Umm Al Nar continue to deliver a good performance.

Construction at Tihama in Saudi Arabia was completed on schedule during 2006 and all sites are now fully operational. The project consists of four separate plants (Shedgum, Uthmaniyah, Ras Tanura and Ju'aymah) with total capacity of 1,074 MW of power and 4.5m lbs/hr of steam. Performance to date has been robust with average availability of 95%.

In Qatar, construction continues to make good progress at the Ras Laffan B project where the first three 200 MW gas turbines and the first desalination distiller entered commercial operation during 2006, providing 600 MW of power and 15 Million Imperial Gallons per Day (MIGD) of water. Another 300 MW is expected to reach commercial operation in the first half of 2007, and final completion of the 1,025 MW, 60 MIGD project is expected in 2008. At Umm Al Nar, the 25 MIGD desalination extension is now operational and the first three gas turbines, providing 600 MW of power, entered commercial operation during Q1 2007. The balance of the new plant (925 MW) is expected to be completed in H1 2007. At Hidd in Bahrain, construction of the 60 MIGD desalination extension is well underway and this additional capacity is expected to be operational in two phases by the end of 2007.

During October, International Power signed a Heads of Agreement with CIC Energy Corporation (CIC) for the development, construction and operation of a coal-fired project at Mmamabula in Botswana.

Australia

Profit from operations in Australia decreased 11% to GBP124 million (GBP140 million in 2005) primarily due to the expected reduction in achieved prices at Hazelwood and the sale of the 300 MW Valley Power peaking plant in August 2005.

Low levels of hydro generation and a tightening reserve margin have contributed to an improvement in forward electricity prices in Victoria. In 2008 and 2009 base load prices have risen to over A$40/MWh. Expected output for 2007 is largely contracted and therefore International Power should benefit from these price increases from 2008.

The retail partnership with EnergyAustralia in Victoria and South Australia continues to increase its customer base, with the number of power and gas accounts now at some 415,000, up from 175,000 on formation of the partnership in July 2005.

In October, Hazelwood was awarded an A$80 million grant by the Federal and Victorian Governments to develop innovative retrofit low emission technology to one of its 200 MW generating units. The project includes coal drying and turbine efficiency improvements and is targeting a reduction in greenhouse gas emissions. The project also includes a pilot CO2 capture scheme which is expected to be operational by mid 2008.

Asia

Profit from operations decreased to GBP91 million from GBP100 million in 2005. Performance in this region, where all assets have long-term offtake contracts, was characterised by high levels of availability and good underlying profitability and cash flow. The region benefited from a full year's contribution from Uch, although this was more than offset by a decrease in KAPCO's earnings as it became a full tax payer following the expiry of its tax holiday in June 2006. Earnings at Malakoff were down on 2005 due to lower output levels in 2006.

On 22 December 2006, the shareholders of Malakoff Berhad approved the sale of their wholesale power generating business to MMC for 10.35 Malaysian ringgits per share. International Power has an 18% shareholding in Malakoff and on completion this sale would equate to approximately GBP240 million (at current exchange rates) for International Power's shareholding which is substantially above its book value. The sale process is progressing with completion expected in mid 2007.

Corporate Costs
Corporate costs at GBP45 million are GBP14 million lower than 2005. This is mainly due to higher costs in 2005 arising from a number of non recurring items, including a provision raised against certain CEGB legacy pension obligations and a high cost of employees' share options arising from the significant growth in the share price during 2005.

Interest
Net interest expense at GBP248 million is GBP46 million higher than 2005. This is mainly due to the impact of additional debt relating to the acquisition of Coleto Creek, a full year impact of Saltend, which was acquired in July 2005, and first time interest expense at Tihama, where interest costs were expensed as the assets became operational in 2006.

Tax
The tax charge at GBP122 million is GBP54 million up on the 2005 charge. This is due to higher profitability slightly offset by a decrease in the effective tax rate from 31% in 2005 to 30% in 2006.

Exceptional items and specific IAS 39 mark to market movements
Net exceptional gains before tax of GBP55 million were booked in 2006 (2005: gain of GBP120 million), comprising:
* GBP36 million - impairment reversal of Deeside power plant
* GBP14 million - final TXU settlement receipts;
* GBP5 million - compensation for breach of contract in Turkey;
The specific IAS 39 mark to market movements reported in the year amount to a profit before tax of GBP44 million (2005: loss of GBP35 million).

Dividend
The Board is proposing a dividend of 7.9p per share (2005: 4.5p), an increase of 75% year on year and representing a pay-out ratio of 35% of EPS (pre-exceptional and specific IAS 39 mark to market movements). This increase is in line with the Group's policy of progressively moving towards a dividend pay-out ratio of 40%.

Payment of this dividend to shareholders registered on the Company share register on 25 May 2007 is due to be made on 26 June 2007, following approval at the 2007 AGM, which will be held on 15 May 2007.

Cash Flow

A summary of the Group's cash flow is set out below:

                                                    Year ended       Year ended
                                                   31 December      31 December
                                                          2006             2005
                                                          GBPm             GBPm
Profit for the year                                        477              330
Depreciation, amortisation
and other movements (i)                                    322              183
Dividends from joint
ventures and associates                                    113               92
Capital expenditure - maintenance                         (128)             (72)
Movement in working capital                                (15)             (21)
Net tax and interest paid                                 (313)            (227)

Free cash flow                                             456              285
Receipt from TXU
administrators - exceptional                                14               58
Receipt of compensation for breach
of contract - exceptional                                    5                -
Finance cost - exceptional                                   -               (5)
Debt-financing costs capitalised on
acquisition debt                                           (14)              (7)
Capital expenditure - growth                              (142)            (188)
Returns from joint ventures and
associates (net of investments)                             24               48
Acquisitions                                              (842)            (571)
Disposals                                                    1              211
Dividends paid                                             (67)             (37)
Proceeds from share issue                                   15                2
Net funding from minority interests                          3               80
Foreign exchange and other                                 213             (181)

Increase in net debt                                      (334)            (305)
Opening net debt                                        (2,979)          (2,745)
Transitional adjustment on first time
adoption of IAS 39                                           -               44
Net (debt)/funds on acquisition of subsidiaries           (172)              27

Closing net debt                                        (3,485)          (2,979)

(i) Depreciation, amortisation and other movements are set out in Note 4 to this statement. They include income statement charges for interest, tax, depreciation, the share of profit of joint ventures and associates, the exceptional profit on the TXU settlement, and the exceptional profit on compensation for breach of contract.

Free cash flow for the year ended 31 December 2006 was GBP456 million, an increase of 60% compared to the previous year (2005: GBP285 million). This increase was driven by strong operational and financial performance across the Group, together with higher dividends from joint ventures and associates. This was partially offset by increased tax and interest payments (GBP86 million higher than 2005) and an increase in maintenance capital expenditure of GBP56 million.

Acquisitions of GBP842 million in 2006 mainly relate to Coleto Creek and the 436 MW Levanto onshore wind farm portfolio, together with acquisitions of Indian Queens, Hidd, Opus Energy and BioX.

Summary balance sheet

A summarised, reclassified Group balance sheet is set out below:

                                                          As at         As at
                                                    31 December   31 December
                                                           2006          2005
                                                           GBPm          GBPm
Property, plant and equipment and intangibles             4,840         4,590
Investments                                               1,290         1,409
Long-term receivables and others                          1,278           593
                                                       ----------    ----------
                                                          7,408         6,592
Net current assets/(liabilities) (excluding net
debt items)                                                  69          (327)
Non-current liabilities (excluding net debt items)       (1,252)         (911)
Net debt                                                 (3,485)       (2,979)
                                                       ----------    ----------
Net assets                                                2,740         2,375
                                                       ==========    ==========
Gearing                                                     127%          125%
Debt capitalisation                                          56%           56%
Net debt - JVs/ Associates                               (1,524)       (1,625)
                                                       ==========    ==========

The increase in property, plant and equipment and intangibles of GBP250 million principally reflects the acquisition of Coleto Creek and capital expenditure on growth projects, including Tihama and Levanto. This was offset by depreciation and amortisation charges and the impact of currency retranslation of GBP246 million, principally on our Australian and US dollar assets.

Long term receivables and others increased by GBP685 million due to the acquisition of Levanto (GBP278 million) which is accounted for as a number of finance leases, and the transfer of GBP344 million from property, plant and equipment to finance lease receivables at Tihama and Levanto, as further capacity became operational during the year.

Non current liabilities have increased by GBP341 million mainly due to the recognition of GBP156 million at Coleto Creek in respect of out of the money contracts on acquisition and an increase in deferred tax liabilities of GBP139 million.

Net debt has increased during 2006 as a result of the acquisitions of Coleto Creek and Levanto and further capital expenditure at Tihama, partially offset by strong cash flow generation.

Outlook
Our broadly based international portfolio has been strengthened by the successful integration of acquired assets and the addition of new greenfield projects commissioned in 2006, and provides a solid platform for our business. This, coupled with a largely forward contracted position for our merchant market capacity, gives us confidence that 2007 will be a year of further growth.

Achieved Spark and Dark Spreads for the Full Year ended 31 December 2006

North America

*New England                                             2006              2005
Spark spread ($/MWh)                                      $12                $6
Load factor                                                60%              40%
* Includes FCM receipts

Texas (Midlothian)                                       2006              2005
Spark spread ($/MWh)                                      $14               $12
Load factor                                               60%               55%

Texas (Hays)                                             2006              2005
Spark spread ($/MWh)                                      $14               $12
Load factor                                               55%               65%

Texas (Coleto Creek)                                     2006              2005
**Dark spread ($/MWh)                                     $24               n/a
Load factor                                               98%               n/a
** Excludes SO2 costs

United Kingdom

Rugeley                                                  2006              2005
*Dark spread (GBP/MWh)                                  GBP28              GBP15
Load factor                                               55%               60%

Deeside                                                  2006              2005
***Spark spread (GBP/MWh)                               GBP22             GBP12
Load factor                                               40%               60%
***Excludes CO2 costs

Australia

Hazelwood                                                2006              2005
Achieved power price (A$/MWh)                            A$33              A$34
Load factor                                               80%               80%

For further information please contact:

Media Contact:                         Investor Contact:
Beth Akers                             Aarti Singhal
+44 (0)20 7320 8622                    +44 (0)20 7320 8681

About International Power
International Power plc is a leading independent electricity generating company with 18,935 MW (net) in operation and 657 MW (net) under construction. International Power has an interest in power plants in operation or under construction in Australia, the United States of America, the United Kingdom, the Czech Republic, Italy, Portugal, Spain, Germany, France, Turkey, Bahrain, Oman, Qatar, Saudi Arabia, the UAE, Indonesia, Malaysia, Pakistan, Puerto Rico and Thailand. International Power was listed on the London Stock Exchange and the New York Stock Exchange (as ADRs) on 2 October 2000. The ticker symbol on both stock exchanges is "IPR".

International Power plc
Consolidated Income Statement
For the year ended 31 December 2006

                                        Year ended                                          Year ended
                                     31 December 2006                                    31 December 2005
                                      ----------------                                    ----------------
                             Results                                            Results
                           excluding                                          excluding
                         exceptional    Exceptional                         exceptional      Exceptional
                           items and      items and                           items and        items and
                            specific       specific                            specific         specific
                         IAS 39 mark    IAS 39 mark                         IAS 39 mark      IAS 39 mark
                           to market      to market      Results for          to market        to market     Results for
                           movements      movements         the year          movements        movements        the year
                          (i)                   (i)                    (Re-presented(i))(Re-presented(i))
                     Note      GBPm           GBPm             GBPm               GBPm              GBPm            GBPm

Revenue:
Group and share of
joint ventures and
associates                     3,645           138             3,783                2,980             (44)        2,936
Less: share of joint
ventures' and
associates' revenue           (1,193)           (6)           (1,199)             (1,000)              (3)       (1,003)
                              ------        ------            ------              ------            ------       ------
Group revenue          2       2,452           132             2,584               1,980              (47)        1,933
Cost of sales                 (1,807)          (32)           (1,839)             (1,570)              57        (1,513)
                              ------        ------            ------              ------           ------        ------
Gross profit                     645           100               745                 410               10           420
Other operating income            83            19               102                  64               58           122
Other operating
expenses                        (163)            -              (163)               (129)               -          (129)
Share of results of
joint ventures and
associates                       208             6               214                 191                7           198
                              ------        ------            ------              ------           ------        ------
Profit from
operations             2         773           125               898                 536               75           611

Disposal of investments            -             -                 -                   -               10            10
Finance income                    53             -                53                  53                -            53
Finance expenses                (301)          (26)             (327)               (255)               -          (255)
                              ------        ------            ------              ------           ------        ------
Profit before tax                525            99               624                 334               85           419
Income tax expense              (122)          (25)             (147)                (68)             (21)          (89)
                              ------        ------            ------              ------           ------        ------
Profit for the year              403            74               477                 266               64           330
                              ======        ======            ======              ======           ======        ======
Attributable to:
Minority interests                71            (4)               67                  52              (7)            45
Equity holders
of the parent                    332            78               410                 214               71           285
                              ======        ======            ======              ======           ======        ======
Earnings per share:
Basic                          22.4p                           27.6p               14.6p                          19.4p
                              ======                          ======              ======                         ======
Diluted                        21.3p                           26.2p               14.0p                          18.5p
                              ======                          ======              ======                         ======

(i) The Group separately presents certain items as exceptional. These are items which, in the judgement of the Directors, need to be disclosed separately by virtue of their size or incidence in order for the reader to obtain a proper understanding of the financial information. In addition, in order for the reader to understand the underlying business performance, the Group separately discloses within the income statement specific IAS 39 mark to market movements.
The 2005 comparatives are re-presented on the same basis (see notes 1 and 3).

International Power plc
Consolidated Balance Sheet
As at 31 December 2006
                                                      As at               As at
                                                31 December         31 December
                                                       2006                2005
                                                       GBPm                GBPm
Assets
Non-current assets
Goodwill and other intangible assets                    415                 383
Property, plant and equipment                         4,425               4,207
Investments                                           1,290               1,409
Long-term receivables                                 1,147                 515
Deferred tax assets                                      93                  78
Derivative financial assets                              38                   -
                                                -----------          ----------
Total non-current assets                              7,408               6,592
                                                -----------          ----------
Current assets
Inventories                                             141                 110
Trade and other receivables                             432                 408
Derivative financial assets                             243                 268
Assets held for trading                                  42                  52
Cash and cash equivalents                               980                 620
                                                  -----------         ----------
                                                      1,838               1,458
Non-current assets classified as held for sale          128                   -
                                                  -----------         ----------
Total current assets                                  1,966               1,458
                                                  -----------         ----------
Total assets                                          9,374               8,050
                                                  -----------         ----------
Current liabilities
Loans and bonds                                         241                 187
Derivative financial liabilities                        204                 496
Other current liabilities                               671                 617
                                                  -----------         ----------
Total current liabilities                             1,116               1,300
                                                  -----------         ----------
Non-current liabilities
Loans and bonds                                       4,266               3,464
Derivative financial liabilities                        226                 191
Other payables                                          121                  95
Deferred tax liabilities                                696                 557
Provisions                                              209                  68
                                                  -----------         ----------
Total non-current liabilities                         5,518               4,375
                                                  -----------         ----------
Total liabilities                                     6,634               5,675
                                                  -----------         ----------
Net assets                                            2,740               2,375
                                                  ===========         ==========
Equity
Share capital                                           746                 737
Reserves                                              1,716               1,355
                                                  -----------         ----------
Total equity attributable to equity
holders of the parent                                 2,462               2,092
Minority interests                                      278                 283
                                                  -----------         ----------
Total equity                                          2,740               2,375
                                                  ===========         ==========

Net debt                                             (3,485)             (2,979)

Gearing                                               127.2%             125.4%
Debt capitalisation                                    56.0%              55.6%
The gearing percentage represents net debt as a proportion of net assets employed. The debt capitalisation percentage represents net debt as a percentage of net assets employed plus net debt.

International Power plc
Consolidated Statement of Changes in Equity
For the year ended 31 December 2006
                                                     Year ended      Year ended
                                                    31 December     31 December
                                                           2006            2005
                                                           GBPm            GBPm
Foreign exchange translation
differences (net of tax)                                  (137)              88
Fair value movement on cash flow hedges taken to
equity (net of deferred tax of GBP49 million
(2005: GBP41 million))                                     124              (98)
                                                     -----------      ----------
Net expense recognised directly in equity                  (13)             (10)

Net profit for the year                                    477              330
                                                     -----------      ----------
Total recognised income and expense for the year           464              320

Recognition of equity component in
3.75% convertible US dollar bond                             -               50
Issue of shares                                             17                2
Minority interests in acquisitions and disposals            (1)              16
Equity funding from minority interests                       -                6
Distributions:
  Dividends on ordinary shares                             (67)             (37)
  To minority interests in subsidiaries                    (54)             (14)
Other movements                                              6                9
                                                     -----------      ----------
Net increase in total equity                               365              352

Balance at beginning of year                             2,375            2,058
Restatement on adoption of IAS 32 and
IAS 39 at 1 January 2005                                     -              (35)
                                                     -----------      ----------
Balance at end of year                                   2,740            2,375
                                                     ===========      ==========

International Power plc
Consolidated Cash Flow Statement
For the year ended 31 December 2006
                                                    Year ended       Year ended
                                                   31 December      31 December
                                                          2006             2005
                                           Note           GBPm             GBPm
Net cash inflow from operating
activities                                    4            475              338
                                                      ----------       ---------
Investing activities
Purchase of property, plant and
equipment - growth                                        (142)            (188)
Acquisitions of subsidiaries (net of
cash acquired)                                            (650)            (494)
Acquisitions of joint ventures,
associates and investments                                 (64)             (50)
Returns from joint ventures and
associates (net of investments)                             24               48
Proceeds from disposal of subsidiaries                       -               73
Proceeds from disposal of investments                        1              138
                                                      ----------       ---------
Net cash outflow from investing activities                (831)            (473)
                                                      ----------       ---------
Financing activities
Dividends paid                                             (67)             (37)
Proceeds from share issue                                   15                2
Net proceeds from long-term borrowings                     845              141
Net funding from minority interests                          3               80
Distributions paid to minority interests                   (54)             (14)
                                                      ----------       ---------
Net cash inflow from financing activities                  742              172
                                                      ----------       ---------
Net increase in cash and cash equivalents                  386               37
Cash and cash equivalents at
beginning of year                                          620              565
Effect of foreign exchange rates thereon                   (26)              18
                                                      ----------       ---------
Cash and cash equivalents at end of year                   980              620
                                                      ==========       =========

International Power plc
Notes to the Consolidated Financial Statements
For the year ended 31 December 2006

1. Basis of preparation

Consolidated financial statements and accounting policies

The preliminary announcement for the full year ended 31 December 2006 has been prepared in accordance with International Accounting Standards and International Financial Reporting Standards (collectively "IFRS") as adopted by the European Union (EU) at 31 December 2006. Details of the accounting policies applied are those set out in International Power plc's Annual report and accounts 2005. The annual financial information presented in this preliminary announcement for the year ended 31 December 2006 is based on, and is consistent with, that in the Group's audited financial statements for the year ended 31 December 2006, and those financial statements will be delivered to the Registrar of Companies following the Company's Annual General Meeting. The auditor's report on those financial statements is unqualified and does not contain any statement under
Section 237 of the Companies Act 1985.

Information in this preliminary announcement does not constitute statutory accounts of the Group within the meaning of Section 240 of the Companies Act 1985. Statutory accounts for the year ended 31 December 2005 have been filed with the Registrar of Companies. The auditor's report on those accounts was unqualified and did not contain any statement under Section 237 of the Companies Act 1985.

These consolidated financial statements have been prepared on the historical cost basis, except for certain derivative financial instruments and financial instruments held for trading, which are carried at fair value.

Exceptional items and specific IAS 39 mark to market movements

In order to allow a full understanding of the financial information presented, and specifically the Group's underlying business performance, the Group presents its income statement in three columns such that it identifies (i) results excluding exceptional items and specific IAS 39 mark to market movements, (ii) the effect of exceptional items and specific IAS 39 mark to market movements and
(iii) results for the year. For the purposes of clarity, in the explanation below of the basis of preparation applied in these consolidated financial statements, we describe these columns as the 'left hand column', the 'middle column' and the 'right hand' column respectively.

Those items that the Group separately present as exceptional are items which, in the judgement of the Directors, need to be disclosed separately by virtue of their size or incidence in order to obtain a proper understanding of the financial information. The Group discloses exceptional items in the middle column.

The Group enters into derivative contracts to economically hedge certain of its physical and financial exposures. In relation to commodities trading, the Group considers economic hedges to be those which are asset backed, i.e. where the Group is either forward selling electricity from its own generation capacity or forward buying fuel for its own generation capacity. In respect of interest rate swaps and other treasury related derivatives the Group considers economic hedges to be those which hedge existing assets, liabilities and firm commitments.

Some of these economic hedges achieve the own use exemption under IAS 39 and are accounted for on an accruals basis. Some are accounted for as cash flow hedges under IAS 39 with fair value gains and losses recorded in the hedging reserve. Where derivative contracts do not achieve the own use exemption and the Group could not, or has not sought to, apply cash flow hedge accounting, IAS 39 requires the derivative contract to be measured at fair value (marked to market) with fair value gains and losses recognised in the income statement. The Group separately presents these mark to market movements on economic hedges, in the middle column, to allow an understanding of underlying business performance and to provide a more meaningful presentation.

For economic hedges, where fair value gains and losses are recorded in the income statement, in the period in which the economically hedged transaction settles, the settlement amount of the derivative, being the cumulative fair value gains and losses recognised in the current and prior periods is presented in the left hand column so that the transaction is measured at its contracted price (i.e. the spot price less the fair value gain or loss of the derivative contract at that date).

As the cumulative mark to market movements have already been recognised in the middle column in the current and prior periods, an equal but opposite amount is presented in the middle column so that cumulatively the amount recognised in the middle column in respect of such economic hedges is zero.

By presenting fair value gains and losses in this manner, the left hand column is not affected by mark to market movements and therefore reflects the underlying business performance at contracted prices.

The amortisation of derivatives, which are acquired with a fair value other than zero, is always recorded in the left hand column. This is achieved by presenting an equal but opposite amount in the middle column, such that specific IAS 39 mark to market movements presented in the middle column are shown net of the amortisation during the period.

Ineffectiveness in qualifying cash flow hedges under IAS 39 can arise from business combinations, where the fair value of the derivatives at acquisition is not equal to zero, or as a result of the difference between the contractual profile of the economic hedge and the profile of transactions defined as the hedged item. IAS 39 requires ineffectiveness in qualifying cash flow hedges to be recorded in the income statement, and therefore the Group records this ineffectiveness in the middle column when it relates to an economic hedge.

Mark to market movements of the fair value of embedded derivatives in convertible bonds, which relate to conversion features where the functional currency of the issuer and other factors preclude the conversion feature being treated as equity in the consolidated financial statements, are treated as specific IAS 39 mark to market movements and as such are presented in the middle column. The Directors consider the fair value gains and losses of these embedded derivatives should be appropriately disclosed within specific IAS 39 mark to market movements, in the middle column, so as to separately identify a non-cash movement which, if the conversion option is exercised, will ultimately be extinguished by the issue of equity.

Mark to market movements relating to proprietary trading activities, the revaluation of assets held for trading and amortisation of derivatives which are acquired with a fair value other than zero comprise part of the Group's underlying business performance and are appropriately, in the judgement of the Directors, included within the left hand column.

The right hand column presents the results for the year, showing all income statement gains and losses recorded in the consolidated financial statements.

Adjustments have been made to comparative figures to make them consistent with the current period in relation to the presentation of specific IAS 39 mark to market movements (see note 3).

2. Segmental analysis

a) Revenue (excluding exceptional items and specific IAS 39 mark to market movements)

                                  Year ended                                   Year ended
                               31 December 2006                             31 December 2005
                               ---------------                              ---------------
                               Share of joint                               Share of joint
                                 ventures and                                 ventures and
                 Subsidiaries      associates       Total      Subsidiaries      associates       Total
                         GBPm            GBPm        GBPm              GBPm            GBPm        GBPm
North America             732             183         915               527             171         698
Europe                  1,266             411       1,677             1,014             397       1,411
Middle East                51              99         150                24              43          67
Australia                 378             107         485               388              48         436
Asia                       25             393         418                27             341         368
                       ------          ------      ------            ------         -------      ------
                        2,452           1,193       3,645             1,980           1,000       2,980
                       ======          ======      ======            ======         =======      ======
Note
The segmental revenue (including exceptional items and specific IAS 39 mark to market movements) for the year ended 31 December 2006 is North America GBP944 million, Europe GBP1,837 million and Australia GBP434 million. (Year ended
31 December 2005: North America GBP694 million, Europe GBP1,387 million and
Australia GBP420 million).

b) Profit from operations (excluding exceptional items and specific IAS 39 mark to market movements)

                                  Year ended                                  Year ended
                               31 December 2006                             31 December 2005
                               ---------------                              ---------------
                               Share of joint                               Share of joint
                                 ventures and                                 ventures and
                 Subsidiaries      associates       Total      Subsidiaries      associates       Total
                         GBPm            GBPm        GBPm              GBPm            GBPm        GBPm
North America              73              28         101                21              27          48
Europe                    381              69         450               229              54         283
Middle East                32              20          52                12              12          24
Australia                 121               3         124               136               4         140
Asia                        3              88          91                 6              94         100
                       ------          ------      ------            ------         -------      ------
                          610             208         818               404             191         595
Corporate costs           (45)              -         (45)              (59)              -         (59)
                       ------          ------      ------             ------        -------      ------
                          565             208         773                345            191         536
                       ======          ======      ======             ======        =======      ======

Notes
1. The segmental profit from operations (including exceptional items and specific IAS 39 mark to market movements) for the year ended 31
December 2006 is North America profit of GBP111 million, Europe profit of GBP615 million and Australia profit of GBP74 million. (Year ended 31 December 2005: North
America profit of GBP49 million, Europe profit of GBP370 million, Australia profit of GBP125 million and Asia profit of GBP102 million).

2. Alternative format segmental information is provided on page 22 of this report. This additional table presents the profit from operations for joint ventures and associates before deducting interest, tax and minority interest.

3. Exceptional items and specific IAS 39 mark to market movements

In accordance with the basis of preparation outlined in note 1, the following exceptional items and specific IAS 39 mark to market movements are separately recorded within the income statement.

                                                    Year ended       Year ended
                                                   31 December      31 December
                                                          2006             2005
                                                          GBPm             GBPm
Mark to market movements                                   132             (47)
                                                       ---------       ---------
Amounts recognised in revenue                              132             (47)
                                                       ---------       ---------
Impairment reversal of Deeside plant                        36                -
Impairment reversal of Rugeley plant                         -               52
Mark to market movements                                   (68)               5
                                                       ---------       ---------
Amounts recognised in cost of sales                        (32)              57
                                                       ---------       ---------
Compensation in respect of the tolling
agreement with TXU                                          14               58
Compensation in respect of breach of contract                5                -
                                                       ---------       ---------
Amounts recognised in other operating income                19               58
                                                       ---------       ---------
Mark to market movements                                     6                7
                                                       ---------       ---------
Amounts recognised in share of results
of joint ventures and associates                             6                7
                                                       ---------       ---------
Profit on disposal of Tri Energy                             -                4
Profit on disposal of shares in Interconnector UK            -                3
Profit on disposal of land in Thailand                       -                3
                                                       ---------       ---------
Amounts recognised in disposal of investments                -               10
                                                       ---------       ---------
Mark to market movements                                   (26)               -
                                                       ---------       ---------
Amounts recognised in finance expenses                     (26)               -
                                                       ---------       ---------
Taxation on Deeside plant impairment reversal              (11)               -
Taxation on Rugeley plant impairment reversal                -              (16)
Taxation on compensation in respect of
the tolling agreement with TXU                              (4)             (17)
Taxation on disposal of shares in Interconnector UK
and on disposal of land in Thailand                          -               (1)
Taxation on mark to market movements                       (10)              13
                                                       ---------       ---------
Taxation on exceptional items and
specific IAS 39 mark to market movements                   (25)             (21)
                                                       ---------       ---------
Total exceptional items and specific IAS 39 mark to         74               64
market movements after attributable taxation           =========       =========

In the year ended 31 December 2006, Rugeley Power received further payments from the TXU Administrators amounting to GBP16 million. An exceptional gain of GBP14 million has been recorded, net of payments to creditors.

In June 2006 the Group received a settlement of GBP10 million following the conclusion of an international arbitration action under ICC rules for breach of a contract entered into in 2000 to transfer operating rights over three power plants in Turkey. An exceptional gain of GBP5 million has been recorded, net of cost recoveries.

At the end of 2006 the Group carried out a review of the recoverable amount of its Deeside power plant based on its estimated value in use. This led to the full impairment reversal of the remaining GBP36 million impairment charge previously booked against this asset.

In order to separately identify specific IAS 39 mark to market movements, these adjustments are separately identified within the table on the previous page, described as "mark to market movements". For the year ended 31 December 2006 the impact of these adjustments on profit before tax is a profit of GBP44 million and on tax expense a charge of GBP10 million. For the year ended 31 December 2005 the impact of these adjustments on profit before tax is an expense of GBP35 million and on tax expense a credit of GBP13 million. The mark to market movements recognised within finance expenses includes a charge of GBP28 million in respect of the fair value gains and losses on the 3.25% convertible euro bonds 2013.

4. Reconciliation of profit to net cash inflow from operating activities

                                                Year ended           Year ended
                                               31 December          31 December
                                                      2006                 2005
                                                      GBPm                 GBPm
Profit for the year                                    477                  330

Adjustments for:                                  ---------           ---------
Tax expense                                            147                   89
Net interest expense                                   274                  202
Profit on disposal of investments - exceptional          -                  (10)
Share of profit of joint ventures and associates      (214)                (198)
Depreciation of property, plant and equipment
and amortisation of intangible assets                  273                  188
Impairment reversal - exceptional                      (36)                 (52)
Profit on receipt from TXU Administrators
- exceptional                                          (14)                 (58)
Profit on compensation for breach of
contract - exceptional                                  (5)                   -
Specific IAS 39 mark to market movements               (64)                  42
Other non-cash movements                               (44)                 (36)
(Decrease)/increase in provisions                       (9)                   3
Proceeds from sale of property, plant and equipment      -                    3
Decrease in finance lease receivables                   14                   10
                                                  ---------           ---------
                                                       322                  183
Dividends received from joint ventures
and associates                                         113                   92
Purchase of property, plant and equipment
- maintenance                                         (128)                 (72)
                                                  ---------           ---------
Operating cash flows before movements in
working capital                                        784                  533
Increase in working capital                            (15)                 (21)
                                                  ---------           ---------
Cash generated from operations                         769                  512

Taxes paid                                             (57)                 (31)
Net interest paid                                     (256)                (196)
                                                  ---------           ---------
Free cash flow                                         456                  285
Receipt from TXU Administrators - exceptional           14                   58
Receipt of compensation for breach of contract
- exceptional                                            5                    -
Finance costs - exceptional                              -                   (5)
                                                  ---------           ---------
Net cash inflow from operating activities              475                  338
                                                  =========           =========

5.Acquisitions and disposals

Acquisitions during 2006

The following significant acquisitions took place during the year ended 31 December 2006:

Hidd Power Company
On 22 January 2006 Hidd Power Company BSC(c), a company owned 40% by International Power, 30% by Suez-Tractebel SA and 30% by Sumitomo Corporation, signed an agreement to acquire the Hidd independent power and water project in Bahrain, and signed a 20 year power and water purchase agreement with the Ministry of Electricity and Water for its output.

Hidd Power Company took over operation of the plant on 23 January 2006, which was the effective date of acquisition, and the transaction was completed on 11 July 2006.

Coleto Creek
On 19 April 2006 American National Power Inc, a wholly owned subsidiary of International Power, agreed to acquire the 632 MW coal fired Coleto Creek Power generation facility in Texas from Topaz Power Group, a joint venture between Carlyle/Riverstone and Sempra Generation, for total consideration of US$1.14 billion (GBP621 million). This transaction was subsequently completed on 7 July 2006.

Indian Queens
On 18 September 2006 International Power acquired the 140 MW oil fired Indian Queens peaking plant in Cornwall, England from The AES Corporation for cash consideration of GBP32 million.

Levanto
On 1 November 2006, International Power completed the purchase of the Levanto portfolio of onshore wind farms, predominantly located in Germany, from Christofferson Robb & Company (CRC) for GBP129 million (including acquisition costs). At the date of acquisition, the Levanto wind farms comprised 286 MW of capacity in operation, 126 MW under construction, and 24 MW of fully permitted capacity, which is planned to commence operation in 2008. Due to the proximity of the date of acquisition to the year end the fair values attributed to the acquired assets and liabilities are provisional and may be revised.

Proposed disposal of Malakoff shareholding to MMC

On 22 December 2006, the shareholders of Malakoff Berhad approved the sale of their wholesale power generating business to MMC, another Malaysian corporate, for 10.35 Malaysian ringgits per share. The sale process is expected to be completed in the first half of 2007. The estimated proceeds, from the sale of International Power's shareholding in Malakoff Berhad, are significantly more than the 31 December 2006 carrying amount of GBP128 million. As at 22 December 2006, the carrying amount was reclassified from investments in joint ventures and associates to non-current assets classified as held for sale.

6.Dividends

At the Company's Annual General Meeting held on 17 May 2006, shareholders approved the payment of a dividend of 4.5p (2005: 2.5p) per Ordinary Share to shareholders registered on the Company share register on 26 May 2006. This dividend amounted to GBP67 million (2005: GBP37 million) and was paid on 23 June 2006.

In respect of the current year, the Directors propose a dividend of 7.9p per Ordinary Share, to be paid on 26 June 2007. The dividend is subject to approval by shareholders at the Group's next AGM and has not been included as a liability at 31 December 2006.

7.Annual report and accounts

Copies of the full Annual report and accounts for the year ended 31 December 2005 and the preliminary statement for the year ended 31 December 2006 are available from the Company's website www.ipplc.comor by calling or writing to International Power plc, Senator House, 85 Queen Victoria Street, London EC4V 4DP or sending an e-mail to ipr.relations@ipplc.com. Telephone: +44 (0)20 7320 8600. The Annual report and accounts for the year ended 31 December 2006 will be sent to shareholders shortly and will be available from the Company's website.

International Power plc
Additional information for shareholders that does not form part of the consolidated financial statements
For the year ended 31 December 2006

Additional segmental information

The share of results of joint ventures and associates on the face of the income statement is shown after interest, taxation and minority interest in arriving at profit from operations. The geographical segmental analysis of profit from operations excluding exceptional items and specific IAS 39 mark to market movements is presented in note 2 to the consolidated financial statements. The segmental table below presents the geographical segmental analysis of profit from operations for joint ventures and associates before deducting interest, tax and minority interest. An analysis of share of joint ventures' and associates' interest, tax and minority interest is also presented below.

a) Alternative format profit from operations (including results from JVs and associates before interest, tax and minority interest and excluding exceptional items and specific IAS 39 mark to market movements)



                                  Year ended                                    Year ended
                               31 December 2006                               31 December 2005
                               ---------------                                ---------------
                               Share of joint                                 Share of joint
                                 ventures and                                   ventures and
                 Subsidiaries      associates       Total       Subsidiaries      associates       Total
                         GBPm            GBPm        GBPm               GBPm            GBPm        GBPm
North America              73              44         117                 21              43          64
Europe                     381            107         488                229              96         325
Middle East                 32             42          74                 12              27          39
Australia                  121              6         127                136               7         143
Asia                         3            164         167                  6             169         175
                       -------        -------      ------            -------         -------      ------
                           610            363         973                404             342         746
Corporate costs            (45)             -         (45)               (59)              -         (59)
                       -------        -------      ------            -------         -------      ------
                           565            363         928                345             342         687
                       =======        =======      ======            =======         =======      ======

b) Reconciliation of segment results between IFRS and the alternative presentational format

                                            Year ended               Year ended
                                           31 December              31 December
                                                  2006                     2005
                                                  GBPm                     GBPm
Profit from operations (excluding                  773                      536
exceptional items and specific IAS 39
mark to market movements)

Add back:
Share of JVs' and associates' interest              99                       97
Share of JVs' and associates' taxation              55                       53
Share of JVs' and associates'minority interest       1                        1
                                                 -----                   ------
Profit from operations
(including results from JVs and associates
before interest,tax and minority interest)         928                      687
                                                 =====                   ======

Effective tax rate and interest cover ratio (excluding exceptional items and specific IAS 39 mark to market movements)

The following table shows a reconciliation of the effective tax rate and interest cover ratio for the Group (excluding exceptional items and specific IAS
39 mark to market movements):
                                                    Year ended       Year ended
                                                   31 December      31 December
                                                          2006             2005
                                                          GBPm             GBPm
Profit from operations (excluding exceptional
items and specific IAS 39 mark to market movements)        773              536

Add back:
Share of JVs' and associates' interest                      99               97
Share of JVs' and associates' taxation                      55               53
Share of JVs' and associates' minority interest              1                1
                                                     -----------      ----------
Profit before total interest and taxation                  928              687
Total interest expense (including
share of JVs and associates)                              (347)            (299)
                                                     -----------      ----------
Profit before total tax expense                            581             388

Total income tax expense (including
share of JVs and associates)                              (177)           (121)
                                                     -----------      ----------

Profit after tax                                           404              267

Total minority interest (including
share of JVs and associates)                               (72)             (53)
                                                     ===========      ==========
Profit attributable to the equity holders
(excluding exceptional items and
specific IAS 39 mark to market movements)                   332             214
                                                    ===========      ==========

Effective tax rate                                          30%             31%
Interest cover ratio                                       2.7x            2.3x

International Power plc
Consolidated Income Statement
For the quarter ended 31 December 2006

                                    Quarter ended                                        Quarter ended
                                  31 December 2006                                     31 December 2005
                                  ----------------                                     ----------------
                           Results                                          Results
                         excluding                                        excluding
                       exceptional   Exceptional                        exceptional       Exceptional
                         items and     items and                          items and         items and
                          specific      specific                           specific          specific
                       IAS 39 mark   IAS 39 mark                        IAS 39 mark       IAS 39 mark
                         to market     to market   Results for            to market         to market       Results for
                         movements     movements    the period            movements         movements        the period
                               (i)            (i)                 (Re-presented (i)) (Re-presented(i))
                   Note       GBPm          GBPm          GBPm                GBPm               GBPm              GBPm
Revenue: Group
and share of joint
ventures and associates        925           133         1,058                 983                (36)              947
Less: share of joint
ventures' and
associates' revenue           (317)           (5)         (322)               (316)                (3)             (319)
                            ------        ------        ------              ------             ------            ------
Group revenue        2         608           128           736                 667                (39)              628

Cost of sales                 (411)          (53)         (464)               (526)                55              (471)
                            ------        ------        ------              ------             ------            ------
Gross profit                   197            75           272                 141                 16               157
Other operating income          26             -            26                  26                  -                26
Other operating expenses       (62)            -           (62)                (32)                 -               (32)
Share of results of
joint ventures
and associates                  48             5            53                  61                  6                67
                            ------        ------        ------              ------             ------            ------
Profit from
operations           2         209            80           289                 196                 22               218

Finance income                  11             -            11                  16                  -                16
Finance expenses               (80)          (22)         (102)                (74)                 1               (73)
                            ------        ------        ------              ------             ------            ------

Profit before tax              140            58           198                 138                 23               161

Income tax expense             (37)          (21)          (58)                (36)                (5)              (41)
                            ------        ------        ------              ------             ------            ------
Profit for the period          103            37           140                 102                 18               120
                            ======        ======        ======              ======             ======            ======
Attributable to:
Minority interests              17            (1)           16                  24                 (7)               17
Equity holders
of the parent                   86            38           124                  78                 25               103
                            ======        ======        ======              ======             ======            ======
Earnings per share:
Basic                        5.8p                         8.3p                5.3p                                 7.0p
                            ======                      ======              ======                               ======
Diluted                      5.5p                         7.9p                5.1p                                 6.6p
                            ======                      ======              ======                               ======

(i) The Group separately presents certain items as exceptional. These are items which, in the judgement of the Directors, need to be disclosed separately by virtue of their size or incidence in order for the reader to obtain a proper understanding of the financial information. In addition, in order for the reader to understand the underlying business performance, the Group separately discloses within the income statement specific IAS 39 mark to market movements.
The 2005 comparatives are re-presented on the same basis (see notes 1 and 3).

International Power plc
Consolidated Balance Sheet
As at 31 December 2006
                                                      As at               As at
                                                31 December         31 December
                                                       2006                2005
                                                       GBPm                GBPm
Assets

Non-current assets
Goodwill and other intangible assets                    415                 383
Property, plant and equipment                         4,425               4,207
Investments                                           1,290               1,409
Long-term receivables                                 1,147                 515
Deferred tax assets                                      93                  78
Derivative financial assets                              38                   -
                                                 -----------         ----------
Total non-current assets                              7,408               6,592
                                                 -----------         ----------
Current assets
Inventories                                             141                 110
Trade and other receivables                             432                 408
Derivative financial assets                             243                 268
Assets held for trading                                  42                  52
Cash and cash equivalents                               980                 620
                                                 -----------         ----------
                                                      1,838               1,458
Non-current assets classified as held for sale          128                   -
                                                  -----------        ----------
Total current assets                                  1,966               1,458
                                                  -----------        ----------
Total assets                                          9,374               8,050
                                                  -----------        ----------
Current liabilities
Loans and bonds                                         241                 187
Derivative financial liabilities                        204                 496
Other current liabilities                               671                 617
                                                  -----------        ----------
Total current liabilities                             1,116               1,300
                                                  -----------        ----------
Non-current liabilities

Loans and bonds                                       4,266               3,464
Derivative financial                                    226                 191
liabilities
Other payables                                          121                  95
Deferred tax liabilities                                696                 557
Provisions                                              209                  68
                                                  -----------        ----------
Total non-current liabilities                         5,518               4,375
                                                  -----------        ----------
Total liabilities                                     6,634               5,675
                                                  -----------        ----------
Net assets                                            2,740               2,375
                                                  ===========        ==========
Equity
Share capital                                           746                 737
Reserves                                              1,716               1,355
                                                  -----------        ----------
Total equity attributable to equity
holders of the parent                                 2,462               2,092
Minority interests                                      278                 283
                                                  -----------        ----------
Total equity                                          2,740               2,375
                                                  ===========        ==========

Net debt                                             (3,485)            (2,979)

Gearing                                               127.2%             125.4%
Debt capitalisation                                    56.0%              55.6%
The gearing percentage represents net debt as a proportion of net assets employed. The debt capitalisation percentage represents net debt as a percentage of net assets employed plus net debt.

International Power plc
Consolidated Statement of Changes in Equity
For the quarter ended 31 December 2006
                                           Quarter ended          Quarter ended
                                             31 December            31 December
                                                    2006                   2005
                                                    GBPm                   GBPm
Foreign exchange translation
differences (net of tax)                             (39)                    19
Fair value movement on cash flow
hedges taken to equity                                35                     15
                                               -----------           ----------
Net (expense)/income recognised
directly in equity                                    (4)                    34
Net profit for the period                            140                    120
                                               -----------           ----------
Total recognised income and
expense for the period                               136                    154

Issue of shares                                        4                      2
Minority interests in acquisitions
and disposals                                         (1)                     -
Distributions:
   To minority interests in subsidiaries               -                     (3)
Other movements                                        4                      -
                                             -----------             ----------
Net increase in total equity                         143                    153
Balance at beginning of period                     2,597                  2,222
                                             -----------             ----------
Balance at end of period                           2,740                  2,375
                                             ===========             ==========

International Power plc
Consolidated Cash Flow Statement
For the quarter ended 31 December 2006
                                                 Quarter ended    Quarter ended
                                                   31 December      31 December
                                                          2006             2005
                                        Note              GBPm             GBPm
Net cash inflow from operating
activities                                 4               117               95
                                                       ---------       ---------
Investing activities
Purchase of property, plant and
equipment - growth                                         (47)             (44)
Acquisitions of subsidiaries (net of
cash acquired)                                             (23)               -
Acquisitions of joint ventures,
associates and investments                                 (39)              (5)
Returns from joint ventures and
associates (net of investments)                              6               15
Proceeds from disposal of subsidiaries                       -               73
                                                       ---------       ---------
Net cash (outflow)/inflow from investing
activities                                                 (103)             39
                                                       ---------       ---------
Financing activities
Proceeds from share issue                                     4               2
Net repayment of long-term borrowings                       (16)            (51)
Net funding from minority interests                           2               8
Distributions paid to minority interests                      -              (3)
                                                       ---------       ---------
Net cash outflow from financing activities                  (10)            (44)
                                                       ---------       ---------
Net increase in cash and cash equivalents                     4              90

Cash and cash equivalents at beginning of period            980             536

Effect of foreign exchange rates thereon                     (4)             (6)
                                                       ---------       ---------
Cash and cash equivalents at end of period                  980             620
                                                       =========       =========

International Power plc
Notes to the Consolidated Financial Statements
For the quarter ended 31 December 2006

1.Basis of preparation

Consolidated financial statements and accounting policies
The financial information for the quarter ended 31 December 2006 has been prepared in accordance with International Accounting Standards and International Financial Reporting Standards (collectively "IFRS") as adopted by the European Union (EU) at 31 December 2006. Details of the accounting policies applied are those set out in International Power plc's Annual report and accounts 2005.

These consolidated financial statements have been prepared on the historical cost basis, except for certain derivative financial instruments and financial instruments held for trading, which are carried at fair value.

Exceptional items and specific IAS 39 mark to market movements

In order to allow a full understanding of the financial information presented, and specifically the Group's underlying business performance, the Group presents its income statement in three columns such that it identifies (i) results excluding exceptional items and specific IAS 39 mark to market movements, (ii) the effect of exceptional items and specific IAS 39 mark to market movements and
(iii) results for the period. For the purposes of clarity, in the explanation below of the basis of preparation applied in these consolidated financial statements, we describe these columns as the 'left hand column', the 'middle column' and the 'right hand' column respectively.

Those items that the Group separately present as exceptional are items which, in the judgement of the Directors, need to be disclosed separately by virtue of their size or incidence in order to obtain a proper understanding of the financial information. The Group discloses exceptional items in the middle column.

The Group enters into derivative contracts to economically hedge certain of its physical and financial exposures. In relation to commodities trading, the Group considers economic hedges to be those which are asset backed, i.e. where the Group is either forward selling electricity from its own generation capacity or forward buying fuel for its own generation capacity. In respect of interest rate swaps and other treasury related derivatives the Group considers economic hedges to be those which hedge existing assets, liabilities and firm commitments.

Some of these economic hedges achieve the own use exemption under IAS 39 and are accounted for on an accruals basis. Some are accounted for as cash flow hedges under IAS 39 with fair value gains and losses recorded in the hedging reserve. Where derivative contracts do not achieve the own use exemption and the Group could not, or has not sought to, apply cash flow hedge accounting, IAS 39 requires the derivative contract to be measured at fair value (marked to market) with fair value gains and losses recognised in the income statement. The Group separately presents these mark to market movements on economic hedges, in the middle column, to allow an understanding of underlying business performance and to provide a more meaningful presentation.

For economic hedges, where fair value gains and losses are recorded in the income statement, in the period in which the economically hedged transaction settles, the settlement amount of the derivative, being the cumulative fair value gains and losses recognised in the current and prior periods is presented in the left hand column so that the transaction is measured at its contracted price (i.e. the spot price less the fair value gain or loss of the derivative contract at that date).

As the cumulative mark to market movements have already been recognised in the middle column in the current and prior periods, an equal but opposite amount is presented in the middle column so that cumulatively the amount recognised in the middle column in respect of such economic hedges is zero.

By presenting fair value gains and losses in this manner, the left hand column is not affected by mark to market movements and therefore reflects the underlying business performance at contracted prices.

The amortisation of derivatives, which are acquired with a fair value other than zero, is always recorded in the left hand column. This is achieved by presenting an equal but opposite amount in the middle column, such that specific IAS 39 mark to market movements presented in the middle column are shown net of the amortisation during the period.

Ineffectiveness in qualifying cash flow hedges under IAS 39 can arise from business combinations, where the fair value of the derivatives at acquisition is not equal to zero, or as a result of the difference between the contractual profile of the economic hedge and the profile of transactions defined as the hedged item. IAS 39 requires ineffectiveness in qualifying cash flow hedges to be recorded in the income statement, and therefore the Group records this ineffectiveness in the middle column when it relates to an economic hedge.

Mark to market movements of the fair value of embedded derivatives in convertible bonds, which relate to conversion features where the functional currency of the issuer and other factors preclude the conversion feature being treated as equity in the consolidated financial statements, are treated as specific IAS 39 mark to market movements and as such are presented in the middle column. The Directors consider the fair value gains and losses of these embedded derivatives should be appropriately disclosed within specific IAS 39 mark to market movements, in the middle column, so as to separately identify a non-cash movement which, if the conversion option is exercised, will ultimately be extinguished by the issue of equity.

Mark to market movements relating to proprietary trading activities, the revaluation of assets held for trading and amortisation of derivatives which are acquired with a fair value other than zero comprise part of the Group's underlying business performance and are appropriately, in the judgement of the Directors, included within the left hand column.

The right hand column presents the results for the period, showing all income statement gains and losses recorded in the consolidated financial statements.

Adjustments have been made to comparative figures to make them consistent with the current period in relation to the presentation of specific IAS 39 mark to market movements (see note 3).


2.Segmental analysis

a) Revenue (excluding exceptional items and specific IAS 39 mark to market movements)

                                 Quarter ended                                   Quarter ended
                                31 December 2006                               31 December 2005
                                ----------------                               ----------------
                                  Share of joint                                Share of joint
                                    ventures and                                  ventures and
                    Subsidiaries      associates      Total      Subsidiaries       associates      Total
                            GBPm            GBPm       GBPm              GBPm             GBPm       GBPm
North America                 140             45        185               158               51        209
Europe                        343            115        458               404              139        543
Middle East                    19             40         59                 6               11         17
Australia                      98             27        125                91               20        111
Asia                            8             90         98                 8               95        103
                           ------         ------     ------            ------          -------     ------
                              608            317        925               667              316        983
                           ======         ======     ======            ======          =======     ======
Note

The segmental revenue (including exceptional items and specific IAS 39 mark to market movements) for the quarter ended 31 December 2006 is North America GBP163 million, Europe GBP606 million and Australia GBP132 million. (Quarter ended
31 December 2005: North America GBP208 million, Europe GBP520 million and Australia
GBP99 million).

b) Profit from operations (excluding exceptional items and specific IAS 39 mark to market movements)

                                 Quarter ended                                   Quarter ended
                                31 December 2006                               31 December 2005
                                ----------------                               ----------------
                                  Share of joint                                Share of joint
                                    ventures and                                  ventures and
                    Subsidiaries      associates      Total      Subsidiaries       associates      Total
                            GBPm            GBPm       GBPm              GBPm             GBPm       GBPm
North America                 16               7         23                 4               13         17
Europe                       124              18        142               124               16        140
Middle East                    8               7         15                 2                4          6
Australia                     23               1         24                29                2         31
Asia                           1              15         16                 2               26         28
                          ------          ------     ------            ------          -------     ------
                             172              48        220               161               61        222
Corporate costs              (11)              -        (11)              (26)               -        (26)
                          ------          ------     ------            ------          -------     ------
                             161              48        209               135               61        196
                          ======          ======     ======            ======          =======     ======
Notes

1.The segmental profit from operations (including exceptional items and specific IAS 39 mark to market movements) for the quarter ended 31
December 2006 is North America profit of GBP13 million, Europe profit of GBP224 million and Australia profit of GBP32 million. (Quarter ended 31 December 2005:
North America profit of GBP21 million, Europe profit of GBP167 million, Australia profit of GBP20 million and Asia profit of GBP30 million).

2.Alternative format segmental information is provided on page 34 of this report. This additional table presents the profit from operations for joint ventures and associates before deducting interest, tax and minority interest.

3.Exceptional items and specific IAS 39 mark to market movements

In accordance with the basis of preparation outlined in note 1, the following exceptional items and specific IAS 39 mark to market movements are separately recorded within the income statement.
                                               Quarter ended      Quarter ended
                                                 31 December        31 December
                                                        2006               2005
                                                        GBPm               GBPm
Mark to market movements                                 128                (39)
                                                  ----------           ---------
Amounts recognised in revenue                            128                (39)
                                                  ----------           ---------
Impairment reversal of Deeside plant                      36                  -
Impairment reversal of Rugeley plant                       -                 52
Mark to market movements                                 (89)                 3
                                                  ----------           ---------
Amounts recognised in cost of sales                      (53)                55
                                                  ----------           ---------
Mark to market movements                                   5                  6
                                                  ----------           ---------
Amounts recognised in share of results
of joint ventures and associates                           5                  6
                                                  ----------           ---------
Mark to market movements                                 (22)                 1
                                                  ----------           ---------
Amounts recognised in finance expenses                   (22)                 1
                                                  ----------           ---------
Taxation on Deeside plant impairment reversal            (11)                 -
Taxation on Rugeley plant impairment reversal              -                (16)
Taxation on mark to market movements                     (10)                11
                                                  ----------           ---------
Taxation on exceptional items and
specific IAS 39 mark to market movements                 (21)                (5)
                                                  ----------           ---------
Total exceptional items and specific IAS 39 mark
to market movements after attributable taxation           37                 18
                                                  ==========           ========

At the end of 2006 the Group carried out a review of the recoverable amount of its Deeside power plant based on its estimated value in use. This led to the full impairment reversal of the remaining GBP36 million impairment charge previously booked against this asset.

In order to separately identify specific IAS 39 mark to market movements, these adjustments are separately identified within the table above, described as "mark to market movements". For the quarter ended 31 December 2006 the impact of these adjustments on profit before tax is a profit of GBP22 million and on tax expense an expense of GBP10 million. For the quarter ended 31 December 2005 the impact of these adjustments on profit before tax is an expense of GBP29 million and on tax expense a credit of GBP11 million. The mark to market movements recognised within finance expenses includes a charge of GBP22 million in respect of the fair value gains and losses on the 3.25% convertible euro bonds 2013.

4.Reconciliation of profit to net cash inflow from operating activities

                                                    Quarter             Quarter
                                                      ended               ended
                                                31 December         31 December
                                                       2006                2005
                                                       GBPm                GBPm
Profit for the period                                   140                 120
Adjustments for:
                                                   --------            ---------
Tax expense                                              58                  41
Net interest expense                                     91                  57
Share of profit of joint ventures and associates        (53)                (67)
Depreciation of property, plant and equipment and
 amortisation of intangible assets                       78                  74
Impairment reversal - exceptional                       (36)                (52)
Specific IAS 39 mark to market movements                (39)                 36
Other non-cash movements                                  7                 (34)
(Decrease)/increase in provisions                        (9)                  7
Decrease in finance lease receivables                     3                   2
                                                   --------            ---------
                                                        100                  64
Dividends received from joint ventures
and associates                                           55                  38
Purchase of property, plant and equipment
- maintenance                                           (42)                (39)
                                                   ---------           ---------
Operating cash flows before movements in
working capital                                         253                 183

Increase in working capital                             (53)                (22)
                                                   ---------           ---------
Cash generated from operations                          200                 161

Taxes paid                                              (23)                (15)
Net interest paid                                       (60)                (46)
                                                   ---------           ---------
Free cash flow                                          117                 100
Finance costs - exceptional                               -                  (5)
                                                   ---------           ---------
Net cash inflow from operating activities               117                  95
                                                   =========           =========

5.Acquisitions and disposals

Acquisition

The following significant acquisition took place during the quarter ended 31 December 2006:

Levanto
On 1 November 2006, International Power completed the purchase of the Levanto portfolio of onshore wind farms, predominantly located in Germany, from Christofferson Robb & Company (CRC) for GBP129 million (including acquisition costs). At the date of acquisition, the Levanto wind farms comprised 286 MW of capacity in operation, 126 MW under construction, and 24 MW of fully permitted capacity, which is planned to commence operation in 2008. Due to the proximity of the date of acquisition to the year end the fair values attributed to the acquired assets and liabilities are provisional and may be revised.

Proposed disposal of Malakoff shareholding to MMC

On 22 December 2006, the shareholders of Malakoff Berhad approved the sale of their wholesale power generating business to MMC, another Malaysian corporate, for 10.35 Malaysian ringgits per share. The sale process is expected to be completed in the first half of 2007. The estimated proceeds, from the sale of International Power's shareholding in Malakoff Berhad, are significantly more than the 31 December 2006 carrying amount of GBP128 million. As at 22 December 2006, the carrying amount was reclassified from investments in joint ventures and associates to non-current assets classified as held for sale.

6.Dividends

In respect of the current year, the Directors propose a dividend of 7.9p per Ordinary Share, to be paid on 26 June 2007. The dividend is subject to approval by shareholders at the Group's next AGM and has not been included as a liability at 31 December 2006.

7.Annual report and accounts

Copies of the full Annual report and accounts for the year ended 31 December 2005 and the preliminary statement for the year ended 31 December 2006 are available from the Company's website www.ipplc.comor by calling or writing to International Power plc, Senator House, 85 Queen Victoria Street, London EC4V 4DP or sending an e-mail to ipr.relations@ipplc.com. Telephone: +44 (0)20 7320 8600. The Annual report and accounts for the year ended 31 December 2006 will be sent to shareholders shortly and will be available from the Company's website.

International Power plc
Additional information for shareholders that does not form part of the consolidated financial statements
For the quarter ended 31 December 2006

Additional segmental information

The share of results of joint ventures and associates on the face of the income statement is shown after interest, taxation and minority interest in arriving at profit from operations. The geographical segmental analysis of profit from operations excluding exceptional items and specific IAS 39 mark to market movements is presented in note 2 to the consolidated financial statements. The segmental table below presents the geographical segmental analysis of profit from operations for joint ventures and associates before deducting interest, tax and minority interest. An analysis of share of joint ventures' and associates' interest, tax and minority interest is also presented below.

a) Alternative format profit from operations (including results from JVs and associates before interest, tax and minority interest and excluding exceptional items and specific IAS 39 mark to market movements)

                                  Quarter ended                                  Quarter ended
                                 31 December 2006                              31 December 2005
                                 ----------------                              ----------------
                                  Share of joint                                Share of joint
                                    ventures and                                  ventures and
                    Subsidiaries      associates      Total      Subsidiaries       associates      Total
                            GBPm            GBPm       GBPm              GBPm             GBPm       GBPm
North America                 16              11         27                 4               14         18
Europe                       124              26        150               124               18        142
Middle East                    8              14         22                 2                9         11
Australia                     23               1         24                29                2         31
Asia                           1              34         35                 2               44         46
                         -------         -------     ------           -------          -------     ------
                             172              86        258               161               87        248
Corporate costs              (11)              -        (11)              (26)               -        (26)
                         -------         -------     ------           -------          -------     ------
                             161              86        247               135               87        222
                         =======         =======     ======           =======          =======     ======

b) Reconciliation of segment results between IFRS and the alternative presentational format

                                            Quarter ended         Quarter ended
                                              31 December           31 December
                                                     2006                  2005
                                                     GBPm                  GBPm
Profit from operations (excluding
exceptional items and specific IAS
39 mark to market movements)                          209                   196

Add back:
Share of JVs' and associates' interest                 29                    18
Share of JVs' and associates' taxation                  9                     8
Share of JVs' and associates' minority interest         -                     -
                                                    -----                 -----
Profit from operations (including
results from JVs and associates
before interest, tax and minority interest)           247                   222
                                                    =====                 =====

Effective tax rate and interest cover ratio (excluding exceptional items and specific IAS 39 mark to market movements)

The following table shows a reconciliation of the effective tax rate and interest cover ratio for the Group (excluding exceptional items and specific IAS
39 mark to market movements):

                                              Quarter ended       Quarter ended
                                                31 December         31 December
                                                       2006                2005
                                                       GBPm                GBPm

Profit from operations (excluding
exceptional items and specific IAS
39 mark to market movements)                            209                 196

Add back:
Share of JVs' and associates' interest                   29                  18
Share of JVs' and associates' taxation                    9                   8
Share of JVs' and associates' minority interest           -                   -
                                                   --------            --------
Profit before total interest and taxation               247                 222
Total interest expense (including
share of JVs and associates)                            (98)                (76)
                                                   --------            --------
Profit before total tax expense                         149                 146

Total income tax expense (including share of J
Vs and associates)                                      (46)                (44)
                                                   --------            --------
Profit after tax                                        103                 102
Total minority interest (including
share of JVs and associates)                            (17)                (24)
                                                   ========            ========
Profit attributable to the equity holders
(excluding exceptional items and specific
IAS 39 mark to market movements)                         86                  78
                                                   ========            ========

Effective tax rate                                      31%                 30%
Interest cover ratio                                   2.5x                2.9x







                                                INTERNATIONAL POWER plc
                                                (Registrant)


                             By: /s/ Stephen Ramsay
                            --------------------------------------------
                             Stephen Ramsay, Company Secretary